Hatteras Multi-Strategy Fund, L.P.
Hatteras Multi-Strategy Institutional Fund, L.P.
Hatteras Multi-Strategy TEI Fund, L.P.
Hatteras Multi-Strategy TEI Institutional Fund, L.P.
8540 Colonnade Center Drive
Suite 401
Raleigh, NC  27615

October 14, 2011

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100  F Street, N.E.
Washington, D.C. 20549

Re:	Registration Statements of Hatteras Multi-Strategy Fund, L.P. (Registration Nos. 333-176623 and 811-21685; the “Multi-Strategy Fund”);
Hatteras Multi-Strategy Institutional Fund, L.P. (Registration Nos. 333-176639 and 811-21986; the “Multi-Strategy Institutional Fund”);
Hatteras Multi-Strategy TEI Fund, L.P. (Registration Nos. 333-176624 and 811-21665; the “TEI Fund”);
Hatteras Multi-Strategy TEI Institutional Fund, L.P. (Registration Nos. 333-176625 and 811-21985; the “TEI Institutional Fund”)
(each, a “Fund” and collectively, the “Funds”)

Ladies and Gentlemen:

Each Fund has filed Pre-Effective Amendment No. 1 to its registration statement on Form N-2 as filed with the Securities and Exchange Commission (“SEC”) on September 1, 2011 (each a “Registration Statement”) in order to make a change to footnote #1 of the table titled “Calculation of Registration Fee Under the Securities Act of 1933” on the cover page, as requested by the Financial Industry Regulatory Authority (“FINRA”).  The change was requested by FINRA to further clarify that the Registrant is offseting its registration fee by registration fees previously paid by the Registrant for unused Limited Partnership Units pursuant to Rule 457(p) of the Securities Act of 1933.  Each Fund’s Pre-Effective Amendment No. 1 incorporates by reference Part A and Part B of the Fund’s Registration Statement.

October 14, 2011

Each Fund represents that it has not submitted and does not expect to submit an exemptive application or no-action request in connection with its Registration Statement.  Each Fund acknowledges that it is responsible for the adequacy and the accuracy of the disclosure in its Registration Statement.  Each Fund further acknowledges that the comments of the staff of the SEC (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in its Registration Statement reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the Registration Statement.  Each Fund further acknowledges that it may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

Very truly yours,

Hatteras Multi-Strategy Fund, L.P.
Hatteras Multi-Strategy Institutional Fund, L.P.
Hatteras Multi-Strategy TEI Fund, L.P.
Hatteras Multi-Strategy TEI Institutional Fund, L.P.

By:	/s/ J. Michael Fields
J. Michael Fields
Secretary